

Marine Harvest

Q4 2014 Presentation

Forward looking statements

This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, the anticipated business combination between MH Chile and Aqua Chile, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest's plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties.

Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2014 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights

- Operational EBIT NOK 1,032m in a challenging quarter
  - Weak prices in the Americas and biological issues in Europe
- Conditional agreement to merge MH Chile with AquaChile
- Feed self-sufficiency increases from 60% to 80% in Norway
- Quarterly dividend on NOK 1.20 per share
  - To be paid in the form of a repayment of paid in capital

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q4. 2014	Q4. 2013	2014	2013
Operational revenue and other income	**6 863**	6 743	25 496	19 230
Operational EBIT [1]	**1 032**	1 037	4 254	3 212
Cash flow from operations	**534**	- 10	3 944	2 023
Net interest-bearing debt (NIBD)	**9 268**	7 791	9 268	7 791
Underlying EPS (NOK) [2]	**1.69**	1.78	7.01	5.32
Net cash flow per share (NOK) [3]	**-0.46**	-1.90	6.65	-0.38
ROCE [4]	**20.0%**	21.3%	20.2%	18.5%
Harvest volume (gutted weight tons, salmon)	**105 122**	103 378	418 873	343 772
Operational EBIT - NOK per kg [5] - Total	**9.81**	10.03	10.16	9.34
Norway	**12.59**	12.04	11.81	10.83
Scotland	**-3.42**	10.25	9.62	12.45
Canada	**3.69**	10.20	9.40	10.19
Chile	**0.35**	2.48	4.70	-2.32

Notes in appendix

Market



60
50
40
30
20
10
0
20
18
16
14
12
10
8
6
4
2
0
NOK per kg (Oslo)
USD per kg (Miami and Seattle)
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (HOG Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

- Prices in Europe held up well despite weak Russian demand
- Weak prices in Americas - massive Chilean supply growth

Price achievement by origin



120 %
115 %
110 %
105 %
100 %
95 %
90 %
85 %
80 %
101 %
93 %
116 %
98 %
98 %
101 %
113 %
110 %
Norwegian
Scottish
Canadian
Chilean
Q4 2014
Q4 2013

Contract share	47 %	90 %	0 %	12 %
Superior share	93 %	90 %	88 %	88 %

Note: Q4 2014 average price achievement is measured versus reference prices in all markets (Norway/Faroes (NOS), Scotland (NOS+ NOK 3.42), Canada (UB Seattle), Chile (UB Miami)

Operational EBIT comparison



NOK million
1 200
1 100
1 000
900
800
700
600
1 037
84
-231
49
73
19
1
1 032
Op EBIT Q4 2013
MH Feed
Farming
Markets
VAP
Morpol
Other
Op EBIT Q4 2014

Norway

SALMON OF NORWEGIAN ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**881**	**825**
Harvest volume	69 941	68 581
Operational EBIT per kg	**12.59**	**12.04**
- of which MH Markets	0.91	0.64
- of which MH VAP Europe	0.22	-0.35
- of which Morpol	0.99	0.24
Exceptional items incl in op. EBIT	-123	-80
Exceptional items per kg	-1.76	-1.17
Price achievement/reference price	*101 %*	*93 %*
Contract coverage	*47 %*	*36 %*
Superior share	*93 %*	*92 %*


Operational EBIT Salmon of Norwegian Origin
Q4 2013 vs Q4 2014
1200
1000
800
600
400
200
0
Op EBIT Q4 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Op EBIT Q4 2014

- Higher absolute price achievement despite lower spot price
  - Advantageous contracts and contribution from Sales and Marketing
- Increased costs due to biological issues
  - Sea lice mitigation costs of NOK 1.67 per kg in the quarter
  - Increasing costs linked to amoebic gill disease (AGD)

Note: Details on Nova Sea listed in appendix

Norway: Sales contract portfolio



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Contract volume (HOG tonnes)
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Realised contract volume last quarters
Contracted volumes next quarters

Note: Marine Harvest Norway's fixed price/fixed volume contracts with third party customers and MH's processing entities. MH's processing entities cover a large proportion of their sales exposure through third party end product contracts.

Norway: Operational EBIT/kg per region


18
16
14
12
10
8
6
4
2
0
NOK per kg
7.25
8.86
12.95
14.02
9.79
10.52
15.06
15.01
12.04
12.59
South
West
Mid
North
Total
2013 Q4
2014 Q4

Including contribution from Sales and Marketing

Scotland

SALMON OF SCOTTISH ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**- 22**	**120**
Harvest volume	6 376	11 716
Operational EBIT per kg	**-3.42**	**10.25**
- of which MH Markets	0.93	2.98
- of which MH VAP Europe	0.71	-0.21
- of which Morpol	0.67	0.63
Exceptional items incl in op. EBIT	- 67	- 17
Exceptional items per kg	-10.52	-1.49
Price achievement/reference price	*116 %*	*98 %*
Contract coverage	*90 %*	*73 %*
Superior share	*90 %*	*92 %*



Operational EBIT Salmon of Scottish Origin Q4 2013 vs Q4 2014
140
120
100
80
60
40
20
0
-20
-40
-60
Op EBIT Q4 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q4 2014

- Results heavily impacted by biological issues
  - Low volumes do to advanced harvesting – challenges in meeting contract obligations
  - High biological costs on harvested fish
- Biomass to be harvested in 1H 2015 carrying high cost

Canada

SALMON OF CANADIAN ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**25**	**58**
Harvest volume	6 819	5 726
Operational EBIT per kg	**3.69**	**10.20**
- of which MH Markets	0.66	1.86
- of which MH VAP Europe	0.00	0.00
- of which Morpol	0.00	0.00
Exceptional items incl in op. EBIT	0	-2
Exceptional items per kg	0.00	-0.43
Price achievement/reference price	*98 %*	*101 %*
Contract coverage	*0 %*	*0 %*
Superior share	*88 %*	*88 %*


Operational EBIT Salmon of Canadian Origin
Q4 2013 vs Q4 2014
70
60
50
40
30
20
10
0
-10
-20
-30
Op EBIT Q4 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q4 2014

- Low prices due to high supply growth in Americas
- Strong cost performance in the quarter

Chile

SALMON OF CHILEAN ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**6**	**35**
Harvest volume	16 602	14 136
Operational EBIT per kg	**0.35**	**2.48**
- of which MH Markets	3.28	1.15
- of which MH VAP Europe	0.01	0.00
- of which Morpol	0.00	0.00
Exceptional items incl in op. EBIT	0	-1
Exceptional items per kg	0.00	-0.06
Price achievement/reference price	*113 %*	*110 %*
Contract coverage	*12 %*	*27 %*
Superior share	*88 %*	*91 %*


Operational EBIT Salmon of Chilean Origin
Q4 2013 vs Q4 2014
60
40
20
0
-20
-40
-60
-80
Op EBIT Q4 2013
Price
Volume
Feed
Oth SW costs
Non SW costs
Translation
Op EBIT Q4 2014

- Challenging price environment due to Chilean oversupply
- Another quarter of strong relative cost performance
  - Full cost in box USD 4.50 per kg (HOG)
- Acuinova transaction completed in the quarter
- As a result of the CTA with AquaChile, MHG Chile to be reported as "Discontinued Operations" from Q1 2015

Ireland and Faroes

SALMON OF IRISH ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**9**	**- 36**
Harvest volume	2 069	1 345
Operational EBIT per kg	**4.49**	**-26.76**
- of which MH Markets	-0.17	0.03
- of which MH VAP Europe	0.46	-0.22
- of which Morpol	0.00	0.00
Exceptional items incl in op. EBIT	-8	-23
Exceptional items per kg	-3.93	-16.76
Price achievement/reference price	*na*	*na*
Contract coverage	*na*	*na*
Superior share	*88 %*	*78 %*

SALMON OF FAROESE ORIGIN NOK million	Q4. 14	Q4. 13
Operational EBIT	**44**	**27**
Harvest volume	3 314	1 874
Operational EBIT per kg	**13.15**	**14.48**
- of which MH Markets	7.02	0.06
- of which MH VAP Europe	0.00	0.00
- of which Morpol	0.00	0.00
Exceptional items incl in op. EBIT	0	0
Exceptional items per kg	0.00	0.00
Price achievement/reference price	*115 %*	*95 %*
Contract coverage	*0 %*	*4 %*
Superior share	*96 %*	*98 %*

- No volumes in the Faroes until Q4 2015

Value Added Products Europe (VAP Europe)

MH VAP EUROPE NOK million	Q4. 14	Q4. 13
Operating revenues	1 408	1 359
Operational EBIT	**36**	**- 37**
Operatonal EBIT %	2.6%	-2.7%
Volume sold (tons product weight)	16 190	17 247
Exceptional items	0	0
Volume share salmon	*65 %*	*62 %*
Revenue share salmon	*73 %*	*70 %*
Gross margin share salmon	*59 %*	*68 %*


Operational EBIT VAP Europe Q4 2013 vs. Q4 2014
50
40
30
20
10
0
-10
-20
-30
-40
-50
Op EBIT Q4 2013
Price
Volume
Raw Materials
Other
Translation
Op EBIT Q4 2014

- Lower raw material prices in EUR
- Positive effects from restructuring programme
- Further improvement expected to gradually materialise in 2015
- VAP Europe to be integrated into Marine Harvest Consumer Products from Q1 2015

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin

Morpol

MORPOL NOK million	Q4. 14	Q4. 13
Operating revenues	1 598	1 357
Operational EBIT	**81**	**63**
Operational EBIT %	5.1%	4.6%
Volume sold (tons product weight)	15 755	15 086
Exceptional items	0	0
Volume share salmon	*92 %*	*90 %*
Revenue share salmon	*88 %*	*90 %*

- Result impacted by some unfavorable raw material purchases
- Good quarterly cost performance
- Morpol to be integrated into Marine Harvest Consumer Products from Q1 2015

Please see historic figures for Morpol in appendix

Feed

FEED NOK million	Q4 2014
Operating revenues	652
Operational EBIT	**61**
Operational EBIT %	9.3%
Feed sold volume	66 824
Feed produced volume	67 770



- Improved productivity and efficiency increases self sufficiency
  - From ~60% to ~80% in Norway(1)
- Next expansion steps to be considered outside Norway

Notes: (1) Based on 2015 harvest volume estimate

Fourth Quarter 2014
Financials, Harvest Volumes and Markets

Profit and Loss

Marine Harvest Group NOK million	Q4. 2014	Q4. 2013	2014	2013
Operational revenue and other income	**6 863**	**6 743**	**25 496**	**19 230**
Operational EBIT [1]	**1 032**	**1 037**	**4 254**	**3 212**
Unrealized salmon derivatives	36	-12	54	-30
Change in unrealized internal profit feed	-56	0	-92	0
Net fair value adjustment of biomass, onerous contracts provision	387	982	- 487	1 670
Restucturing costs	- 3	- 34	- 53	- 273
Other non-operational items	0	0	- 168	- 74
Income from associated companies	55	116	150	222
Impairment losses - fixed assets	- 25	- 57	- 24	- 65
EBIT	**1 426**	**2 031**	**3 633**	**4 662**
Net financial items	-1 052	-385	-2 147	-1 204
Earnings before tax	**374**	**1 646**	**1 487**	**3 457**
Profit or loss for the period	**110**	**1 292**	**940**	**2 522**
Underlying EPS (NOK) [2]	**1.69**	1.78	7.01	5.32
Net cash flow per share (NOK) [3]	**-0.46**	-1.90	6.65	-0.38
Operational EBIT margin	15.0%	15.4%	16.7%	16.7%
Harvest volume, HOG tonnes (salmonids)	105 122	103 378	418 873	343 772
Operational EBIT per kg incl margin from Sales and Marketing [5]	9.22	10.24	10.24	9.75
ROCE [4]	20.0 %	21.3 %	20.2 %	18.5 %

Notes in appendix

Financial Position

Marine Harvest Group NOK million	31.12.2014	31.12.2013
Non-current assets	18 662	16 497
Current assets	18 294	16 172
Assets held for sale	19	1 059
Total assets	**36 974**	**33 728**
Equity	14 718	16 346
Non-current liabilities	16 572	12 051
Current liabilities	5 684	5 140
Liabilities held for sale	0	190
Total equity and liabilities	**36 974**	**33 728**
Net interest-bearing debt	9 268	7 791
Equity ratio	39.8%	48.5%

Cash Flow and Net Interest Bearing Debt

Marine Harvest Group NOK million	Q4. 2014	Q4. 2013	2014	2013
NIBD beginning of period	**-7 230**	-7 882	-7 791	-5 381
Operational EBITDA	**1 300**	1 271	5 221	3 975
Change in working capital	**- 623**	-1 204	- 721	-1 749
Taxes paid	**- 87**	- 69	- 295	- 116
Other adjustments	**- 56**	- 9	- 261	- 87
Cash flow from operations	**534**	**- 10**	**3 944**	**2 023**
Capex	**- 447**	- 591	-1 712	-1 902
Cash from disposal of assets held for sale	**9**	0	1 182	0
Other investments	**- 727**	- 271	- 716	- 572
Cash flow from investments	**-1 165**	**- 862**	**-1 246**	**-2 473**
Net interest and financial items paid	**- 150**	- 163	- 412	- 531
Other items	**58**	- 194	378	- 162
Bonds converted to equity	**0**	1 783	0	1 783
Dividend distributed	**- 471**	- 276	-3 424	- 825
NIBD from consolidation of Morpol	**0**	0	0	-1 681
Net equity paid-in / Purchase own shares	**0**	0	0	0
Translation effect on interest-bearing debt	**-845**	- 187	- 719	- 543
NIBD end of period	**-9 268**	**-7 791**	**-9 268**	**-7 791**
Debt distribution [1]:				
EUR	71%	62%	71%	62%
USD	14%	14%	14%	14%
GBP	4%	4%	4%	4%
Other currencies	11%	20%	11%	20%

(1) Debt distribution including effect of cross currency swaps.
(2) Currency effect on debt in Q4 is NOK 845 million.

2015 Cash Flow Guidance

- 2015 cash flow estimates
  - Working capital buildup NOK 900m
    - Support further organic growth
  - Capital expenditures NOK 1,700m
    - NOK 1,000m – Maintenance
    - NOK 500m - Smolt and cleaner fish
    - NOK 200m - Other
  - Interest expenses NOK 300m
  - Tax payables NOK 650m

- Quarterly dividend in Q1 2015 of NOK 1.20 per share (repayment of paid in capital)

Due to seawater growth patterns, WC is highly seasonal
Slow seawater growth in 1H leads to working capital release and high seawater growth in 2H leads to working capital build up

Dividend policy

- The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company
- To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis
- When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends

- Current NIBD target determined to EUR 1,100m
  - EUR 1.85 per kg harvest volume
  - Residual attributed to non-farming businesses

- NIBD target to be reviewed in connection with the contemplated AquaChile transaction

Overview of financing

- Bank re-financing completed in Q4 2014
  - EUR 555m Facility Agreement
  - Maturity – Q4 2019
  - Covenants:
    - 35% equity ratio
  - Accordion option for parties to agree increased size of facility by EUR 295m
  - Lenders: DNB, Nordea, Rabobank and ABN Amro

- Convertible bonds
  - EUR 350 issued in May 2013
    - Tenor 5 years, annual coupon 2.375%[1], conversion price EUR 8.8716
  - EUR 375 issued in April 2014
    - Tenor 5 years, annual coupon 0.875%[1], conversion price EUR 10.7052

- NOK 1,250m bond issued in February 2013
  - Tenor 5 years, NIBOR + 3.5%

Note: (1) Paid semi annually in arrears

Supply development

Suppliers	Estimated volumes Q4 2014	Estimated volumes Q4 2013	Compared to Q4 2013 Volume	Compared to Q4 2013 %	Est. volumes Q3 2014
Norway	300,700	308,800	-8,100	-2.6%	276,600
Chile	138,200	115,700	22,500	19.4%	128,700
Scotland	37,200	41,100	-3,900	-9.5%	38,400
North America	31,500	28,500	3,000	10.5%	31,800
Faroe Islands	22,700	18,000	4,700	26.1%	18,600
Australia	9,000	8,700	300	3.4%	8,500
Ireland	3,300	2,300	1,000	43.5%	3,500
Other	4,800	4,000	800	20.0%	4,500
Sum	**547,400**	**527,100**	**20,300**	**3.9%**	**510,600**
Europe	363,900	370,200	-6,300	-1.7%	337,100
Americas	169,700	144,200	25,500	17.7%	160,500

Source: Kontali

- Reduction in Europe
- Strong growth in the Americas
  - Chile: organic growth combined with improved yields

Note: (1) Atlantic Salmon (HOG tons)

Development in reference prices

Reference prices	Q4 2014 NOK	Change vs Q4 2013	Q4 2014 Market (4)	Change vs Q4 2013
Norway (1)	NOK 38.41	-6.3%	EUR 4.48	-10.0%
Chile (2)	NOK 54.60	-1.7%	USD 7.95	-13.4%
North America (3)	NOK 38.18	-15.8%	USD 5.56	-25.8%

Notes:
(1) Average superior HOG price per kg (FCA Oslo)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 35.5 and USD 5.2 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency



NOK per kg (Oslo)
USD per kg (Miami and Seattle)
0
10
20
30
40
50
60
0
2
4
6
8
10
12
14
16
18
20
2007
2008
2009
2010
2011
2012
2013
2014
Weekly reference prices
Reference price Norway (HOG Oslo)
Reference Price Chile (C trim fillet in Miami)
Reference price North America (HOG Seattle)

Global volume by market

Markets	Estimated volumes Q4 2014	Estimated volumes Q4 2013	Compared to Q4 2013 Volume	Compared to Q4 2013 %	Est. volumes Q3 2014	12 month comparison LTM	12 month comparison PTM
EU	253,700	235,100	18,600	7.9%	229,700	889,700	814,000
USA	87,900	85,300	2,600	3.0%	91,300	352,200	333,300
Russia	37,200	46,600	-9,400	-20.2%	32,700	130,800	144,000
Brasil	24,000	22,400	1,600	7.1%	19,900	90,400	77,600
Japan	16,000	17,600	-1,600	-9.1%	14,100	57,600	53,500
China / Hong Kong	17,600	17,800	-200	-1.1%	21,300	57,600	62,600
South Korea/Taiwan	11,300	8,000	3,300	41.3%	8,600	36,600	31,800
Ukraina	4,300	6,800	-2,500	-36.8%	4,100	15,900	25,300
Sum main markets	**452,000**	**439,600**	**12,400**	**2.8%**	**421,700**	**1,630,800**	**1,542,100**
Other markets	92,600	85,800	6,800	7.9%	89,800	333,400	291,400
Total all markets	**544,600**	**525,400**	**19,200**	**3.7%**	**511,500**	**1,964,200**	**1,833,500**
Inflow to US from Europe	23,500	25,300	-1,800	-7.1%	23,300	97,900	82,200
Inflow to EU from Chile	11,000	9,500	1,500	15.8%	12,900	45,500	45,200

Source: Kontali

- Strong consumption growth in the EU
  - Demand stimulated by the weakening of the NOK
- Sanctions and currency issues impacted Russian demand
- Brazilian demand continuing to be strong
- China impacted by trade issues with Norway
- Frozen inventory build-up in Japan in Q4-13

Note: Atlantic Salmon (HOG tons), LTM Last twelve months, PTM Previous twelve months

Industry supply outlook

HOG tonnes (thousands)	2008	2009	2010	2011	2012	2013	2014	Estimates 2015			
								Low	Y/Y growth	High	Y/Y growth
Norway	667	770	850	905	1065	1029	1079	1 100	2%	1 145	6%
Chile	363	215	117	199	328	421	525	490	-7%	520	-1%
North America	125	124	126	124	140	122	109	127	16%	133	22%
UK	123	130	129	139	143	142	155	155	0%	165	7%
Other	68	88	88	103	124	123	137	135	-1%	145	6%
Total	**1 346**	**1 327**	**1 310**	**1 470**	**1 800**	**1 837**	**2 004**	**2 007**	**0%**	**2 108**	**5%**

HOG tonnes (thousands)	Q1 2008	Q1 2009	Q1 2010	Q1 2011	Q1 2012	Q1 2013	Q1 2014	ESTIMATES Q1 2015			
								Low	Q/Q growth	High	Q/Q growth
Norway	155	163	196	190	242	232	236	240	2%	250	6%
Chile	80	92	30	33	67	109	135	128	-5%	132	-2%
North America	30	30	31	26	34	32	22	28	25%	30	34%
UK	29	27	32	30	35	28	33	32	-4%	34	2%
Other	14	21	19	23	31	31	30	31	4%	33	11%
Total	**308**	**333**	**307**	**303**	**408**	**433**	**456**	**459**	**1%**	**479**	**5%**

HOG tonnes (thousands)	Q2-Q4 2008	Q2-Q4 2009	Q2-Q4 2010	Q2-Q4 2011	Q2-Q4 2012	Q2-Q4 2013	Q2-Q4 2014	ESTIMATES Q2-Q4 2015			
								Low	Q/Q growth	High	Q/Q growth
Norway	512	607	654	715	823	797	843	860	2%	895	6%
Chile	283	123	86	166	261	312	390	362	-7%	388	0%
North America	95	95	95	98	107	90	87	99	14%	103	19%
UK	94	103	97	109	109	114	121	123	2%	131	8%
Other	54	67	69	80	93	92	107	104	-3%	112	5%
Total	**1 038**	**995**	**1 002**	**1 167**	**1 392**	**1 404**	**1 548**	**1 548**	**0%**	**1 629**	**5%**

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

MHG – 2015 volume guidance

Salmon species *HOG tons (1000)*	2013 *Actual*	Q1 2014 *Actual*	Q2 2014 *Actual*	Q3 2014 *Actual*	Q4 2014 *Actual*	2014 *Actual*	Q1 2015 *Estimate*	2015 *Estimate*
Norway	222	55	69	64	70	258	66	263
Chile	28	18	16	17	17	68	18	70
Canada	33	6	6	7	7	27	11	39
Scotland	48	10	18	14	6	49	6	56
Other Units	12	3	4	6	5	18	1	12
Total	344	92	114	107	105	419	101	440

- Q1 2015 growth expected to 9%
- 2015 growth expected to be 5%

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algae blooms etc. and market developments.

Conditional agreement to merge MH Chile with AquaChile

- Forming a leading player in the Chilean industry
  - 165 thousand tonnes of salmonids – capacity of 260 thousand tonnes (HOG)
  - Infrastructure to support stand alone operations in region X and XI
  - 19 thousand tonnes of Tilapia – capacity of 25 thousand tonnes (WFE)
- Major step towards a more sustainable biological framework in Chile
- Marine Harvest to own 42.8% post merger
  - AquaChile to remain listed on the Santiago Stock Exchange
  - Option to increase ownership to at least 55%(1)
- Tentative closing in Q3 2015
- Marine Harvest Chile to be reported as “Discontinued Operations” from Q1 2015

(1) Option may be exercised from 15 June 2016 until 15 June 2017

Consolidation required in Chilean farming industry


Number of concessions
250
200
150
100
50
0
191
151
97
92
89
72
65
64
47
47
47
42
37
34
31
29
28
22
65
Marine Harvest
AquaChile
Company A
Company B
Company C
Company D
Company E
Company F
Company G
Company H
Company I
Company J
Company K
Company L
Company M
Company N
Company O
Company P
Others

- 1250 concessions in total
- Fragmented industry structure
- Biological challenges
- Lack of coordination and logistics

Outlook

- Favourable market and supply outlook
  - Modest supply growth and adaptation to issues in Russia
  - Industry supply response challenging due to sustainability issues
  - Futures prices NOK 41 for Q1 2015 and NOK 41 for 2015
- AquaChile merger expected to be catalyst for improvements in Chile
- High emphasis on controlling biological costs
- Feed self-sufficiency in Norway increased from 60% to 80%(1)
- Quarterly dividend of NOK 1.20 per share
  - To be paid in the form of repayment of paid in capital

Note: (1) Based on 2015 harvest volume estimate

Appendix

Contract coverage and sales contract policy

- Q1 2015 contract shares (% of guided volume):
  - Norway 35%
  - Scotland 80%
  - Canada 0%
  - Chile 9%

SALES CONTRACT POLICY	Min hedging rate (1)	Max hedging rate (1)
Norway (2) (3)	15.0 %	50.0 %
Chile (3)	22.5 %	50.0 %
Canada	0.0 %	30.0 %
Scotland	40.0 %	75.0 %
Ireland	0.0 %	30.0 %
Faroes	0.0 %	30.0 %
Weighted average	**17.6 %**	**50.8 %**

Note:
(1) Hedging rates for the next quarter, limits dropping over time
(2) External and internal contract (including financial futures)
(3) Contract rate can be increased to 65% under special circumstances

- Contracts typically have a duration of 3-12 months
  - Contracts are entered into on a regular basis
  - Policy opens for contracts of up to 36 month duration

Development in reference prices


PRICE AND GLOBAL VOLUME ALLOCATION TO THE EU MARKET
Tonnes (GW)
EUR per kg (GW)
Volume EU
Reference price Norway, GW (Oslo)


PRICE & GLOBAL VOLUME ALLOCATION TO THE US MARKET
Tonnes (GW)
USD per kg
Volume USA
Reference price North America, GW (Seattle)
Reference price Chile, Fillets (Miami)

Reference prices	Q4 2014 NOK	Change vs Q4 2013	Q4 2014 Market (4)	Change vs Q4 2013
Norway (1)	NOK 38.41	-6.3%	EUR 4.48	-10.0%
Chile (2)	NOK 54.60	-1.7%	USD 7.95	-13.4%
North America (3)	NOK 38.18	-15.8%	USD 5.56	-25.8%

Notes:
(1) Average superior HOG price per kg (FCA Oslo)
(2) Average C trim price per kg (Urner Barry Miami 2-3 lb), equivalent to NOK 35.5 and USD 5.2 HOG
(3) Average superior HOG price per kg (Urner Barry Seattle 10-12 lb)
(4) Market price in local currency

Key performance indicators



Development in Global Price Achievement (1)
NOK per kg
39
38
37
36
35
Achieved price Q4 2013
Rebased to Q4-14 ref price
Spot sales
Contract sales
Contribution other
Quality
Achieved price Q4 2014



Global Farming - full cost Q4 2013 vs Q4 2014
NOK per kg gutted weight
30
29
29
28
28
27
27
26
26
25
Cost per kg Q4 2013
Feed
Oth SW Cost
Non SW Cost
Cost per kg Q4 2014

Sales and Marketing	MH Markets Q4. 2014	MH VAP EUROPE Q4. 2014	MORPOL Q4. 2014
Operational revenues and other income	4 778	1 408	1 598
Operational EBIT	154	36	81
EBIT margin %	**3.2%**	**2.6%**	**5.1%**

	Q4. 2014	Q4. 2013
Group EBIT per kg (NOK)	9.22	10.24
- Contribution from Farming (NOK)	6.63	8.97
- Contribution from Markets (NOK)	1.47	1.02
- Contribution from VAP (NOK)	0.34	0.61
- Contribution from Morpol (NOK)	0.77	-0.35
Group Harvest Volume (k tonnes)	105 122	103 378
Operational EBIT from source of origin (NOK m)	969	1 059
Operational EBIT from other units (NOK m)	62	- 22
Group operational EBIT	1 032	1 037

marineharvest

Key financials

Marine Harvest Group - main figures Unaudited NOK million	Q4. 2014	Q4. 2013	2014	2013
Operational revenue and other income	6 863	6 743	25 496	19 230
Operational EBIT [1]	1 032	1 037	4 254	3 212
Cash flow from operations	534	- 10	3 944	2 023
Net interest-bearing debt (NIBD)	9 268	7 791	9 268	7 791
Underlying EPS (NOK) [2]	1.69	1.78	7.01	5.32
Net cash flow per share (NOK) [3]	-0.46	-1.90	6.65	-0.38
ROCE [4]	20.0%	21.3%	20.2%	18.5%
Harvest volume (gutted weight tons, salmon)	105 122	103 378	418 873	343 772
Operational EBIT - NOK per kg [5] - Total	9.81	10.03	10.16	9.34
Norway	12.59	12.04	11.81	10.83
Scotland	-3.42	10.25	9.62	12.45
Canada	3.69	10.20	9.40	10.19
Chile	0.35	2.48	4.70	-2.32

1) Excluding change in unrealised gain/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provision, results from associated companies, restructuring cost, impairment losses of fixed assets/intangibles and other non-operating items

2) Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate - per share

3) Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects

4) ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustments of biomass, onerous contracts provision and other non-operating items/ Average NIBD +Equity, excluding fair value adjustments of biomass, onerous contracts provision and net assets held for sale, unless there are material transactions in the period

5) Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon)

Quarterly segment overview

Marine Harvest Group - analytical figures	SOURCES OF ORIGIN							
NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
OPERATIONAL EBIT								
MH FARMING	733	- 36	21	- 49	9	20		697
MH SALES AND MARKETING								
MH Markets	63	6	4	54	0	23	3	154
MH VAP Europe	15	5	0	0	1	0	15	36
Morpol	69	4	0	0	0	0	8	81
SUBTOTAL	**881**	**- 22**	**25**	**6**	**9**	**44**	**27**	**969**
MH Feed							61	61
Other enities [2]							1	1
TOTAL	**881**	**- 22**	**25**	**6**	**9**	**44**	**89**	**1 032**
Harvest volume (gutted weight tons, salmon)	69 941	6 376	6 819	16 602	2 069	3 314		105 122
Operational EBIT per kg (NOK) [3]	12.59	-3.42	3.69	0.35	4.49	13.15		9.22
- of which MH Markets	0.91	0.93	0.66	3.28	-0.17	7.02		1.47
- of which MH VAP Europe	0.22	0.71	0.00	0.01	0.46	0.00		0.34
- of which Morpol	0.99	0.67	0.00	0.00	0.00	0.00		0.77
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	101%	116%	98%	113%		115%		104%
Contract coverage (%)	47%	90%	0%	12%	na	0%		39%
Quality - superior share (%)	93%	90%	88%	88%	88%	96%		92%
Exceptional items (NOK million) [5]	-123	-67	0	0	-8	0		-198
Exceptional items per kg (NOK) [5]	-1.76	-10.52	0.00	0.00	-3.93	0.00		-1.89
GUIDANCE								
Q1 2015 harvest volume (gutted weight tons)	66 000	5 500	10 500	18 000	500	0		100 500
2015 harvest volume (gutted weight tons)	263 000	56 000	39 000	70 000	10 000	2 000		440 000
Q1 2015 contract share (%)	35%	80%	0%	9%	0%	0%		29%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Excluding Sterling White Halibut, MH Feed, Headquarter and Holding companies
[4] MH Sales and Marketing Price achievement
[5] Exceptional items impacting operational EBIT

YTD segment overview

Marine Harvest Group - analytical figures NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	2 714	344	229	212	33	119		3 651
MH SALES AND MARKETING								
MH Markets	225	115	22	105	- 1	46	7	518
MH VAP Europe	- 19	1	0	0	0	0	- 3	- 20
Morpol	127	10	0	0	0	0	2	138
SUBTOTAL	**3 047**	**470**	**251**	**317**	**33**	**165**	**6**	**4 288**
MH Feed							47	47
Other enities [2]							- 81	- 81
TOTAL	**3 047**	**470**	**251**	**317**	**33**	**165**	**- 28**	**4 254**
Harvest volume gutted weight tonness (salmon)	258 021	48 858	26 697	67 504	6 260	11 532		418 873
Operational EBIT per kg (NOK) [3]	11.81	9.62	9.40	4.70	5.20	14.28		10.24
- of which MH Markets	0.87	2.35	0.83	1.55	-0.11	3.95		1.24
- of which MH VAP Europe	-0.07	0.03	0.00	0.00	0.00	0.00		-0.05
- of which Morpo	0.49	0.20	0.00	0.00	0.00	0.00		0.33
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	100%	109%	100%	106%		107%		102%
Contract coverage (%)	41%	56%	0%	23%	na	3%		36%
Quality - superior share (%)	93%	94%	84%	86%	88%	96%		89%
Exceptional items (NOK million) [5]	-390	-81	-6	-8	-13	0	-10	-507
Exceptional items per kg (NOK) [5]	-1.51	-1.65	-0.23	-0.11	-2.01	0.00		-1.21
GUIDANCE								
Q1 2015 harvest volume (gutted weight tons)	66 000	5 500	10 500	18 000	500	0		100 500
2015 harvest volume (gutted weight tons)	263 000	56 000	39 000	70 000	10 000	2 000		440 000
Q1 2015 contract share (%)	35%	80%	0%	9%	0%	0%		29%

[1] Operational EBIT arising from non salmon speices and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Excluding Sterling White Halibut, MH Feed, Headquarter and Holding companies
[4] MH Sales and Marketing Price achievement
[5] Exceptional items impacting operational EBIT

Quarterly segment overview

MH Operating Units	Farming	Farming	Farming	Farming	Farming	Farming	MH Sales and Marketing						
	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	VAP EU	Morpol	MH Feed	Other	Elim	MH Group*
Revenues and other income	2 649	348	255	516	138	123	4 778	1 408	1 598	652	106	- 5 708	6 863
Operating EBITDA	831	- 6	42	- 21	16	23	161	59	109	80	7	0	1 300
Operating EBIT	733	- 36	21	- 49	9	20	154	36	81	61	1	0	1 032
Fair Value adj on biomass, contracts/ unrealised derivatives	681	44	- 36	- 233	- 21	- 49	0	0	0	0	37	0	423
Unrealized margin adjustment	0	0	0	0	0	0	0	0	0	0	0	- 56	- 56
Restructuring cost	0	0	0	- 2	0	0	- 1	0	0	0	0	0	- 3
Other non-operational items	0	0	0	0	0	0	0	0	0	0	0	0	0
Income/loss from associated companies	63	- 8	0	0	0	0	0	0	0	0	0	0	55
Write-down of fixed assets/intangibles	- 7	0	0	0	0	0	- 1	- 3	- 14	0	0	0	- 25
EBIT	1 470	0	- 15	- 284	- 13	- 28	152	33	68	61	38	- 56	1 426
Contribution to operational EBIT from S&M	148	15	4	55	1	23	- 154	- 36	- 81		27		0
Operational EBIT incl contribution from S&M	881	- 22	25	6	9	44	0	0	0	61	28	0	1 032
Harvest / sales volume	69 941	6 376	6 819	16 602	2 069	3 314	99 007	16 190	15 755				
Operational EBIT/kg incl contribution from S&M	12.59	- 3.42	3.69	0.35	4.49	13.15							
-of which S&M	2.11	2.30	0.68	3.29	0.29	7.02							

*Volume = harvested volume salmon in tons gutted weight

marineharvest

Development in harvest volumes

	2007	2008	2009	2010	2011	2012					2013					2014				
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Norway	168.2	171.1	201.7	202.5	217.5	62.7	64.0	58.5	70.1	255.3	47.3	53.5	53.1	68.6	222.5	55.1	68.7	64.3	69.9	258.0
Chile (1)	90.6	75.4	36.2	10.6	26.0	9.7	9.6	9.9	11.0	40.2	8.3	-	5.9	14.1	28.3	17.7	16.4	16.7	16.6	67.5
Canada	39.5	36.1	36.5	33.5	33.9	10.6	10.6	8.3	10.8	40.2	12.2	8.9	6.2	5.7	33.1	6.4	6.5	7.1	6.8	26.7
Scotland	31.1	32.3	37.7	33.1	50.2	9.2	11.4	13.0	6.7	40.3	9.6	13.3	13.8	11.7	48.4	10.5	18.3	13.7	6.4	48.9
Other (2)	10.5	11.8	15.0	16.0	15.3	4.4	3.6	3.7	4.7	16.3	2.7	3.6	2.0	3.2	11.5	2.6	4.3	5.5	5.4	17.8
Total	339.8	326.6	327.1	295.7	342.8	96.7	99.2	93.2	103.2	392.3	80.0	79.4	80.9	103.4	343.8	92.2	114.2	107.3	105.1	418.9

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2007	2008	2009	2010	2011	2012					2013					2014				
	Total	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Norway	19 %	2 %	18 %	0 %	7 %	30 %	18 %	23 %	4 %	17 %	-25 %	-16 %	-9 %	-2 %	-13 %	17 %	28 %	21 %	2 %	16 %
Chile (1)	-10 %	-17 %	-52 %	-71 %	146 %	255 %	728 %	-11 %	0 %	55 %	-15 %	-100 %	-40 %	28 %	-30 %	115 %	n.a.	184 %	17 %	139 %
Canada	16 %	-9 %	1 %	-8 %	1 %	12 %	36 %	4 %	23 %	19 %	15 %	-16 %	-25 %	-47 %	-18 %	-48 %	-28 %	14 %	19 %	-19 %
Scotland	0 %	4 %	17 %	-12 %	51 %	-11 %	-13 %	-8 %	-47 %	-20 %	4 %	17 %	6 %	74 %	20 %	9 %	37 %	0 %	-46 %	1 %
Other (2)	21 %	12 %	28 %	7 %	-4 %	4 %	-8 %	48 %	0 %	7 %	-39 %	2 %	-45 %	-31 %	-29 %	-4 %	20 %	172 %	67 %	54 %
Total	8 %	-4 %	0 %	-10 %	16 %	29 %	24 %	12 %	-1 %	14 %	-17 %	-20 %	-13 %	0 %	-12 %	15 %	44 %	33 %	2 %	22 %

Notes:
(1) Sold volume, harvested volume from Q2 2011 onwards
(2) Ireland and the Faroes

marineharvest

Net capital expenditure guidance


CAPITAL EXPENDITURE
NOK million
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2008
2009
2010
2011
2012
2013
2014
2015
Maintenance level

Net working capital guidance


Working capital tie-up (NOK million)
2000
1500
1000
500
0
-500
-1000
2008
2009
2010
2011
2012
2013
2014
2015

Guidance on financial commitments and cost of debt


900
800
700
600
500
400
300
200
100
0
NOK million
2011
2012
2013
2014
2015
Contractual repayments
Interest expenses

Nova Sea

	Ownership %	Harvest volume (HOG) 2013	2014	Q4 2013	Q4 2014	EBIT(1) per kg 2013	2014	Q4 2013	Q4 2014	NIBD 31.12.2014
Nova Sea	48%	34 910	38 739	13 134	11 622	13.4	12.3	14.4	11.0	307

- Leading integrated salmon producer in Northern Norway
  - 33.33 wholly owned licenses
  - 4 partly owned licenses
- Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings
- 2014 dividends of NOK 150m (Q2)
  - Marine Harvest's share NOK ~73m
- Proportion of income after tax reported as income from associated companies in Marine Harvest Norway
  - NOK 54.8 million in Q4 2014
    - IFRS adjustment of biomass NOK 10.6m



Debt distribution and interest rate hedging

marineharvest

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT	2014		2015		2016		2017		2018		2019		2020		2021		2022	
	31/12/2014[2]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]	Nom. value	Fixed rate[3]
EUR m	815.3	966.7	1.42 %	686.9	0.88 %	835.9	1.11 %	977.2	1.35 %	911.8	2.34 %	970.5	3.27 %	380.0	2.13 %	380.0	2.20 %	-	0.00 %
USD m	215.1	215.5	2.61 %	123.0	1.98 %	151.0	2.91 %	138.5	3.12 %	138.5	3.21 %	167.5	2.93 %	78.3	2.31 %	78.3	2.31 %	60.0	4.13 %
GBP m	40.4	53.0	2.82 %	34.0	2.48 %	34.0	3.04 %	34.0	3.13 %	34.0	3.13 %	34.0	3.13 %	23.5	2.83 %	23.5	2.83 %	-	0.00 %
Other (NOK m)	1,306.1																		

Market value of IRS contracts in MNOK (31/12/14):	-664.5
Mark to market valuation effect in Q4[4]:	-148.1
Difference in fixed vs floating rate settled in cash in Q4	-31.3

Notes:
(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

POLICY:

- External interest bearing debt is distributed as follows: EUR 71%, USD 13%, GBP 4%, other currencies 12%.
- Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged

Please note that the current portfolio deviates from the policy due to inter alia the recent bond and convertible bond issuance. The policy will be reviewed.

Policy last updated 7 February 2012.

Hedging and long term currency exposure

POLICY

- EUR/NOK
  - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year.
- USD/CAD
  - Marine Harvest shall not hedge the USD/CAD exposure.
- USD/CLP
  - Marine Harvest shall not hedge the USD/CLP exposure

- Internal transaction hedging relating to bilateral sales contracts
  - As of 1 April 2011, all bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and NOK
  - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties
  - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Policy last updated 7 February 2012.

Strategic currency hedging

STRATEGIC CURRENCY HEDGING	EUR/NOK MEUR	EUR/NOK Rate
2015	175	8.46
2016	102	9.41
P/L effect of contracts maturing in Q4	-23	(MNOK)
	MNOK	
Market value 30/09/2014	39	
Change (1)	-120	
Market value 31/12/2014	-81	

DESIGNATED MARKET CURRENCIES	
Norway	EUR
Chile	USD
Canada	USD
Scotland	GBP
Feed	EUR
VAP	EUR
Morpol	EUR
Faroes	EUR
Cold Water Species	NOK
Asia	USD

Impact of currency/interest rate movements

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Averge Q4 2014	6.0448	8.5788	10.8707	6.8648
Average Q4 2013	5.7707	8.2347	9.7950	6.0513

Average rates	1 CAD	1 EUR	1 GBP	1 USD
Q4 2014 vs Q4 2013	4.8%	4.2%	11.0%	13.4%

End of quarter rates	1 CAD	1 EUR	1 GBP	1 USD
31/12/14 vs. 30/9/14	11.0%	11.3%	10.8%	15.2%

- Impact on Profit and Loss (versus Q4 2013)
  - Currency impact on net financial items
    - Negative impact of NOK 392.8m (Negative NOK 39.8m)

- Impact from currency on Financial Position (versus 30/09/14)
  - Increase in interest-bearing debt due to currency NOK 845 m

Fair value adjustment of biomass

- Under IFRS (IAS 41) the company is required to value biological assets at a fair market value.
- During the second half of 2011, the largest salmon farming companies in Norway, with support from audit firms, formed an industry working group where the objective was to reach a converged and improved common approach for estimating the fair value of the biomass in accordance with IAS 41.
- Following the working group's conclusions, Marine Harvest has with effect from the fourth quarter 2011, refined its calculation model. The model enhancements have been made to capture the fair value development during the lifetime of the fish in an improved manner. The revised model split the biomass into 3 groups based on size:
  - Fish below 1 kg live weight ("smolt") is valued at accumulated cost
  - Fish between 1 kg and 4 kg live weight (immature fish) incorporates a proportionate share of the expected net profit at harvest
  - Fish above 4 kg (mature fish) is valued at the expected net value
- The main drivers in the valuation are:
  - Volume of biomass (and average weight per site) at every reporting date
  - Expected cost at harvest
  - Expected value at harvest (based on externally quoted forward prices where applicable and/or the most relevant price information available for the period in which the fish is expected to be harvested)
- Operationally, the value of biomass is reported at cost. In the Group accounts, "fair value adjustments" are added to costs of each operating unit and combined, the two elements constitute the fair value of biomass. The change in "fair value adjustment" is income or expense classified on a separate line in the Profit and Loss statement in each period. This item is not included in Operational EBIT.

Tax losses carried forward (YE 2014)

Marine Harvest Group 31.12.2014 NOK million	Recognised	Unrecognised	Total
USA	69	0	69
Poland	248	51	298
France	35	256	291
Germany	14	0	14
Chile	0	310	310
Italy	0	4	4
Other	3	21	24
Total	**368**	**641**	**1 010**

* The NOL's will be used to offset taxavle profit in the countries going forward

* The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

- Most of the deferred tax assets have been recognised on the statement of financial position
- The NOL's will be used to offset taxable profit in the countries going forward
- The utilisation of the deferred tax asset on NOL's gives rise to a tax expense in the accounts which do not normally have any cash effect

The Board's current authorisations

- The Board was given the following proxies at the AGM
  - General share capital increase (up to 10% of share capital)
    - Proxy to set aside shareholders pre-emption right to subscribe
  - Purchase of own shares (up to 10% of share capital)
    - Maximum price: NOK 120 per share
    - Minimum price: NOK 7.5 per share
  - Issuance of new convertible bond
    - Maximum amount: NOK 3,200m
    - Maximum number of shares to be issued as settlement: 64m
  - Authorisation to issue quarterly dividends

Sensitivities

ESTIMATED SENSITIVITIES ON ANNUAL RESULTS NOK million	OP. EBIT EFFECT	CASH FLOW EFFECT	DRIVER
Change in global average salmon price of NOK 1 (1)	440	400 (2)	Annual harvest volume
Change in total harvest volume of 10,000 tonnes (3)	63	57 (2)	Marginal volume
Change in global feed price of NOK 1 per kg	465 (4)	475 (4) (5)	Feed consumption

Notes:
(1) Assuming all sales at spot prices, Please see contract policy and estimated contract rates in the latest quarterly presentation
(2) Normally 30 days credit on sale of salmon, effect assumes stable volume between years and across months
(3) Assuming EBIT per kg of NOK 6
(4) Annual harvest volume converted to live weight multiplied with feed conversion ratio (440 divided by 0.83 multiplied with 1.3 and NOK 1 = ~475) Assuming stable production and feed consumption between years and across months
(5) 60 days credit time on feed